SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2002.

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800 855 2nd Street S.W.
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ☐	Form 40-F: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A  .

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956, No. 333-85598 and No. 333-98087.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)

By:	/s/ Linda H. Mackid
	Name:	Linda H. Mackid
	Title:	Assistant Corporate Secretary

Date: November 19, 2002

Form 6-K Exhibit Index

Exhibit No.

The following items were mailed to registered shareholders and beneficial shareholders who have requested same pursuant to National Policy Statement 41 of the Canadian Securities Administrators, and was filed concurrently with each of the Toronto Stock Exchange and the New York Stock Exchange, as well as the various Canadian securities commissions:

1.	Interim Financial Statements for period ended September 30, 2002

2.	Management's Discussion and Analysis for period ended September 30, 2002

In addition, we attach the comfort letter of our auditors, PricewaterhouseCoopers LLP, in relation to the foresaid documents and the historical interest coverage ratios, which were attached to the Interim Financial Statements. These have been filed with the various Canadian securities commissions.

3.	Comfort letter, dated November 18, 2002, of PricewaterhouseCoopers LLP

4.	Historical Interest Coverage Ratios